Exhibit 99.4

Bennett Jones LLP 3400 One First Canadian Place, PO Box 130 Toronto, Ontario, Canada M5X 1A4 Tel: 416.863.1200 Fax: 416.863,1716

February 22, 2016

VIA SEDAR

Ontario Securities Commission (as Principal Regulator under National Policy 11-202)
Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Prince Edward Island)

Re:	Algonquin Power & Utilities Corp. (the "Corporation") - Final Short Form Prospectus dated February 22, 2016

Dear Sirs/Mesdames:

We refer to the final short form prospectus of the Corporation dated February 22, 2016 (the "Prospectus") relating to the offering of $1,000,000,000 principal amount of 5.00% convertible unsecured debentures represented by instalment receipts of the Corporation.

We hereby consent to the references to our firm name in the Prospectus and to the use of our opinions on the face page of the Prospectus and under the headings "Eligibility for Investment", "Certain Canadian Federal Income Tax Considerations" and "Legal Matters" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions referred to therein or that are within our knowledge as a result of the services we performed in connection with such opinions.

Yours truly,

(signed) "Bennett Jones LLP"

www.bennettjones.com